Exhibit 4.19

AMENDMENT No. 1
TO COMMERCIAL PARTNERSHIP AGREEMENT

BETWEEN THE UNDERSIGNED:

CDISCOUNT, Société Anonyme with capital of 162,154.62 Euro, with head office situated at 120-126 Quai de Bacalan - 33000 Bordeaux, registered with the Commercial and Companies Register in Bordeaux under number 424 059 822, represented by Mr. Emmanuel GRENIER, acting as Chief Executive Officer, duly authorised for the purposes hereof,

Hereafter referred to as "CD",

On one side,

AND:

EMC DISTRIBUTION, Société Anonyme with capital of 945,000.00 Euro, with head office situated at 28 Rue des Vieilles Vignes, ZAC Paris Est - 77183 Croissy-Beaubourg, registered with the Commercial and Companies Register in Bordeaux under number 428 269 109, represented by Mr. Hervé DAUDIN, acting as President, duly authorised for the purposes hereof,

Hereafter "EMC"

On the other side,

In the context of this Amendment No. 1, CD and EMC may also be referred to individually as the "Party" and collectively the "Parties".

IT BEING PREVIOUSLY STATED THAT:

On 14 May 2014, the parties signed a "Commercial Partnership Agreement" with effect from 1 June 2014 (the "Initial Agreement") under which each party gives a mandate to the other, in order to negotiate with suppliers, a list of which shall be defined each year by mutual agreement between the Parties, the terms of purchase of consumer products that each of them sells.

The Parties wish to amend Article 3 "Compensation" of the Initial Agreement.

In conformity with the provisions contained in Article 8 of the Initial Agreement, the Parties have therefore come together to sign this Amendment No. 1.

THIS HAVING BEEN RECALLED, IT HAS BEEN AGREED AS FOLLOWS:

ARTICLE 1.

The Parties have agreed to delete Article 3 "Compensation" of the Initial Agreement and to replace it with this article:

"Article 3 - Compensation

3.1. Amount of compensation of each Party

In consideration for the services it performs on behalf of and for the account of EMC, CD shall receive compensation equal to the cost of these benefits, plus 4% (cost + 4).

Reciprocally, in consideration for the services it performs on behalf of and for the account of CD, EMC shall receive compensation equal to the cost of these benefits, plus 4% (cost + 4).

For jointly-negotiated suppliers, each Party shall bear its own costs and shall not receive any compensation from the other Party.

Each year, the Parties shall fix, by mutual agreement, the list of joint suppliers, specifying for each, if negotiated jointly by both Parties or if negotiated by one of them and, in such a case, the identity of the party responsible for the negotiations.

3.2. Invoicing and Payment

Each party shall invoice its services on a biannual basis.

Each invoice so issued shall be honoured, by bank transfer, within forty-five (45) days as of the end of the month following the issuance of the invoice.

Pursuant to Law 2001-420 of 15.05.2001, any delay in payment shall automatically result in the application of interest equal to three times (3) the statutory rate of interest, until full payment of the sums due.

ARTICLE 2.

This Amendment shall take effect on 1 January 2015.

All the provisions of the Initial Agreement that are not amended by this Amendment shall remain in full force and effect.

Done at Bordeaux, 27 March 2015

For CDISCOUNT	For EMC DISTRIBUTION
Mr. Emmanuel GRENIER	Mr. Hervé DAUDIN
Chief Executive Officer	President